Contact

www.linkedin.com/in/ashchekin
(LinkedIn)
readoz.com (Company)
intergam.com (Company)
shchekin.com (Personal)

Top Skills

Marketing Research
Market Research
Analytics

Alex Shchekin

Quite possibly the only one on LinkedIn who isn't a "results-orientated team player with excellent interpersonal skills"
Fort Lauderdale, Florida, United States

Summary

Innovations and Automation Enthusiast

———

Experience

Verita World Foundation
Co-Founder
April 2022 - Present (3 years 5 months)
Miami, Florida, United States

Verita World Foundation (The Truth World) Advocates For Freedom Of Speech And Expression! Freedom Of Speech Is Recognized As A Human Right Under Article 19 Of The Universal Declaration Of Human Rights. The Right To Freedom Of Speech Allows Individuals To Express Themselves Without Government Interference Or Regulation.

Intergam Online
28 years 6 months

Founder
June 1997 - Present (28 years 3 months)
Chicago, Illinois

A Global Leader in Online Market Research and Data Intelligence
Pioneers of Online Quantitative Research and Inventors of the Original Online MR Platform,
Leveraging AI and Advanced Tooling to Redefine How the World Collects, Analyzes, and Activates Data.

Consultant
March 1997 - January 2008 (10 years 11 months)
Systems and Architecture

Alliance Freight Lines Inc
Founder
March 2014 - Present (11 years 6 months)

Raymondville, Texas, United States

At the intersection of logistics and advanced technology, we operate as a fully integrated carrier, broker, leasing, and holding company. Our operations span owner-operator enablement, full-service fleet management, and international freight solutions.

Leveraging AI-driven dispatch systems, predictive maintenance tools, and real-time supply chain intelligence, we optimize performance across automotive transport and traditional cargo verticals.

Built on reliability, scalability, and precision, we serve as a trusted infrastructure partner for shippers, OEMs, and global operators navigating today's dynamic freight environment.

Care Access PBC
Founder
May 2025 - Present (4 months)
Washington, District of Columbia, United States

Stealth-mode AI Startup

Alex Shchekin and Associates
Principal
1992 - Present (33 years)
Miami, Florida, United States

Alex Shchekin & Associates is a private investment firm focused on high-culture initiatives and outcome-driven innovation. We invest in projects that uphold human dignity, elevate global consciousness, and create lasting impact across technology, art, science, and society.

Blue Cross Blue Shield Association
Data Services
June 2013 - December 2023 (10 years 7 months)
Chicago, Illinois

Data Services and Product Design Product Management Product Boards PHI Provider Data Advisor

MovieRanker
Co Founder
August 2017 - July 2022 (5 years)
Greater Los Angeles Area

Amazing media measurement and entertainment database

DoorStat
Co Founder
January 2016 - January 2018 (2 years 1 month)
Greater Los Angeles Area

Advance Audience Measurement Solutions

ReadOz
Founder
September 2008 - January 2016 (7 years 5 months)

digital publishing and digital advertising, enterprise document and knowledge management platform,

Enjoyable Brands
Principal Cofounder
September 2011 - June 2013 (1 year 10 months)
Las Vegas, Nevada Area

Bacchus Angels International
Founder
March 2009 - June 2013 (4 years 4 months)
Chicago, Illinois

Tequila100 PINQ, BLAQ & BLAQ 100 + and Private Label Tequila
Manufacturing and Distribution - 100% Agave and Organic Tequila certified
Consejo Regulador del Tequila (CRT)
NOM-006- SCFI-1994

The Boston Consulting Group (BCG)
Technical Advisor
March 2002 - June 2004 (2 years 4 months)
Chicago, Illinois

Various projects - outsourcing models

Merisant
Solutions Architect
January 2000 - March 2002 (2 years 3 months)
Chicago, Illinois

Enterprise software

Oracle

Software IT Architect
January 1997 - February 2000 (3 years 2 months)
Redwood City, California

Product security

Bank One
software architect
January 1998 - January 2000 (2 years 1 month)
Chicago, Illinois

Software Architect

Education

Perm State University (PSU)
Theoretical and Mathematical Physics · (September 1987 - December 1991)